SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               31 July, 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 31 July, 2007 re: Total Voting Rights




                              Lloyds TSB Group plc

             Secretary's Department       Direct line:    020-7356 1043
             25 Gresham Street            Network:        7-400 1043
             London                       Switchboard:    020-7626 1500
             EC2V 7HN                     Facsimile:      020-7356 1038
                                          Network Fax:  7-400 1038
                                          email: alastair.michie@lloydstsb.co.uk



The London Stock Exchange                                        31st July, 2007
RNS
10 Paternoster Square
London EC4M 7LS


Dear Sirs


Lloyds TSB Group plc

Notification of voting rights and capital

In accordance with part 43 of the Companies Act 2006 and paragraph 5.6.1 (R) of the Financial Services Authority's disclosure and transparency rules, Lloyds TSB Group plc gives notice that since 29th June, 2007 its issued capital has increased by 360,824 ordinary shares of 25p each.

No shares are held in treasury.

Therefore, the total number of shares issued by Lloyds TSB Group plc with rights to vote which are exercisable in all circumstances at general meetings is 5,643,896,338 ordinary shares of 25p each, which includes shares represented by American Depositary Receipts.

That figure may be used by shareholders as the "denominator" for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Lloyds TSB Group plc under the Financial Services Authority's disclosure and transparency rules.


Yours faithfully,


A. J. Michie
Secretary


    Lloyds TSB Group plc is registered in Scotland no. 95000
    Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  31 July, 2007